The two pages following this one contain a correction to our filing of February 11, 1994 Accession No. 0000914185-94-000015, related
File No. 005-39053.  The corrections are to the spelling of the name
Wendell M. Smith in the /s/ signature line on page 5 of the SC 13G/A and also in the first line of the previously submitted cover letter.
Please call us at (212) 309-6334 if there is any problem with this correction.


                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549



                                     SCHEDULE 13G



                          Under the Securities Exchange Act of 1934

                                     (Amendment No. 5)*

                                Baldwin Technology Company, Inc.
                                   (Name of Issuer)

                                 Class A Common Stock
                            (Title of Class of Securities)

                                     058264-10-2
                                    (CUSIP Number)





            Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
            Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                    (Continued on following pages)


                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          February 10, 1994                  /s/ Wendell M. Smith
                                             _____________________________
                                             Wendell M. Smith





















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